UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
Amendment No.1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:       000-26619

Quest Oil Corporation
 (Exact name of registrant as specified in its charter)

1136 Franklin Street
Vancouver, British Columbia V6A 1J6

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
 (Title of each class of securities covered by this Form)

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

This First Amended Form 15 has been filed to fix a typo mistake in the original Form 15 filed with the United States Securities and Exchange Commission on May 29, 2009.
Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) __                               Rule 12h-3(b)(1)(i) ____
Rule 12g-4(a)(1)(ii)__              Rule 12h-3(b)(1)(ii) ____
Rule 12g-4(a)(2)(i) __                               Rule 12h-3(b)(2)(i) ____
Rule 12g-4(a)(2)(ii) ___                           Rule 12h-3(b)(2)(ii) ____
Rule 15d-6              __X__

Approximate number of holders of record as of the certification or notice date: 265

Pursuant to the requirements of the Securities Exchange Act of 1934 Quest Oil Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 15, 2009            By: /s/ Ford Sinclair
            Ford Sinclair
            Its: President